Law Offices Of Michael H. Hoffman, P.A.

1521 Alton Road, No. 284
Miami, Florida  33139
Tel:  (786) 280-7575
Fax:  (509) 562-3211
Email: michael@mySEClawyer.com

June 19, 2009

United States Securities
and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

Re: Sadhana Equity Investment, Inc.
Item 4.01 Form 8-K
Filed June 10, 2009
File No. 0-52188

Dear Sir or Madam:

On behalf of Sadhana Equity Investment, Inc. (the “Company”), we are responding to the letter from the staff of June 11, 2009 to Paul Garcia, President, Secretary and Treasurer of the Company.  Enclosed herewith please find Amendment No. 1 to the Form 8- K of the Company.

The numbered paragraphs below correspond to the numbered paragraphs contained in the staff’s letter, as follows:

1.
The Company acknowledges the staff comment to expand the disclosure on the December 31, 2006 and 2007 financial statements to include a statement in the uncertainty expressed by the former auditors in their reports for the past two fiscal years, and to refer to Item 304(a)(1)(ii).

RESPONSE:  The Company wishes to inform the staff that in the Amendment the Company has expanded the disclosure to include the uncertainty expressed by the former auditors in their reports for the past two fiscal years regarding the Company’s ability to continue as a going concern.

2.
The Company acknowledges the staff comment to expand the disclosure to state whether, during the fiscal years ending in December 31, 2006 and 2007 and the subsequent interim period preceding the June 10, 2009 dismissal, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject mater of the disagreement(s) in connection with its report. Refer to Item 304(a)(l)(iv) of Regulation S-K.

RESPONSE:  The Company wishes to inform the staff that in the Amendment the Company has expanded the disclosure to state that there were neither disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the fiscal years ending in December 31, 2006 and 2007 and the subsequent interim period preceding the June 10, 2009 dismissal.

3.
The Company acknowledges the staff comment to provide the former accountant with a copy of the expanded disclosure in the amended Form 8-K and request the former accountant to furnish the Company with a letter addressed to the Commission pursuant to Item 304(a)(3) of Regulation S-K.

RESPONSE:  The Company wishes to inform the staff that it has provided the former accountant with a copy on the expanded disclosure in Amendment No. 1 to the Form 8-K and has requested the former accountant to furnish the Company with a letter addressed to the Commission pursuant to Item 304(a)(3) of Regulation S-K, a copy of which has been included as an exhibit to the filing.

4.
The Company acknowledges the staff comment that the Company filed a Form 12b-25 on April 1, 2009, and that it is now past the fifteenth calendar day following the prescribed due date of the Company’s December 31, 2008 Form 10-K. The Company further acknowledges the staff comment that the Company has not filed the March 31, 2009 Form 10-Q that was due on May 15, 2009.

RESPONSE:  The Company wishes to inform the staff that it intends to file such reports as promptly as practicable.

On behalf of the Company, this will acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding the foregoing, please feel free to contact the undersigned.

Very truly yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman, Esq.
Michael H. Hoffman, Esq.